UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VIPSHOP HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share

(Title of Class of Securities)

92763W103

(CUSIP Number)

Sequoia Capital China II, L.P.

Suite 2215

Two Pacific Place

88 Queensway

Hong Kong, PRC

Attention: Neil Nanpeng Shen

Telephone: 852 2501-8989

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

Craig Marcus

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7802

September 6, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This Schedule 13D (this “Statement”) constitutes Amendment No. 3 of the Schedule 13D on behalf of Sequoia Capital China II, L.P., Sequoia Capital China Partners Fund II, L.P., Sequoia Capital China Principals Fund II, L.P., Sequoia Capital China Management II, L.P., Sequoia Capital 2010 CV Holdco, Ltd., Sequoia Capital China Venture 2010 Fund, L.P., Sequoia Capital China Venture 2010 Partners Fund, L.P., Sequoia Capital China Venture 2010 Principals Fund, L.P., SC China Venture 2010 Management, L.P., SC China Holding Limited, SNP China Enterprises Limited, and Neil Nanpeng Shen. This Statement constitutes Amendment No. 1 of the Schedule 13D on behalf of Sequoia Capital China UR Holdings Limited.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 2 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China II, L.P. IRS Identification No. 26-0204241
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,556,718
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,556,718
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,556,718
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.8%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 3 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Partners Fund II, L.P. IRS Identification No. 98-0577551
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 157,466
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 157,466
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 157,466
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 4 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Principals Fund II, L.P. IRS Identification No. 33-1190312
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,213,566
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,213,566
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,566
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.1%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 5 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Management II, L.P. IRS Identification No. 26-0204084
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,927,750
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,927,750
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,927,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 6 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital 2010 CV Holdco, Ltd. IRS Identification No. 98-0660286
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,654,522
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,654,522
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,654,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 7 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Fund, L.P. IRS Identification No. 98-0678098
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,654,522
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,654,522
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,654,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 8 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Partners Fund, L.P. IRS Identification No. 98-0705138
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,654,522
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,654,522
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,654,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 9 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China Venture 2010 Principals Fund, L.P. IRS Identification No. 98-0705154
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,654,522
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,654,522
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,654,522
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.1%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 10 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Venture 2010 Management, L.P. IRS Identification No. 98-0678096
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,932,162
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,932,162
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,932,162
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.4%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 11 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SC China Holding Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,859,912
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,859,912
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,859,912
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 12 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SNP China Enterprises Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,859,912
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,859,912
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,859,912
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.4%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 13 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sequoia Capital China UR Holdings Limited IRS Identification No. – N/A
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 173,300
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 173,300
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 173,300
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D/A

CUSIP No. 92763W103	Page 14 of 17

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Neil Nanpeng Shen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Hong Kong SAR
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 286,776
	8.	Shared Voting Power 15,033,212
	9.	Sole Dispositive Power 286,776
	10.	Shared Dispositive Power 15,033,212
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 15,319,988
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.8%
14.	Type of Reporting Person (See Instructions) IN

For each Reporting Person other than Sequoia Capital China UR Holdings Limited (“SCC UR”), except as set forth below, the Schedule 13D as initially filed on April 9, 2012, amended by Amendment No. 1 thereto on March 20, 2013 and Amendment No. 2 thereto on June 24, 2013, remains in effect, and capitalized terms used herein but not defined herein have such respective meanings, as defined in such Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The information set forth in the Exhibits attached hereto and to the initial Schedule 13D filing is expressly incorporated herein by reference and the response to each Item of this Statement is qualified in its entirety by the provisions of such Exhibits. This Schedule 13D constitutes Amendment No. 1 to the initial Schedule 13D filing on behalf of SCC UR that was filed on June 24, 2013.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is amended by adding the following paragraph immediately following the first paragraph:

On September 6, 2013, certain Reporting Persons disposed of an aggregate of 2,000,000 Ordinary Shares in a pro rata in-kind distribution to certain of their partners or members as further described in Item 4 below. Following such distribution, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 15,319,988.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is amended by adding the following as a new paragraph after the third paragraph thereof:

On September 6, 2013, SCC II, SCC PTRS II, SCC PF II and SC CV HOLD disposed of an aggregate of 2,000,000 Ordinary Shares in a pro rata in-kind distribution to certain of their partners or members, including subsequent distributions by general partners or managing members to their respective partners or members (the “September 2013 Distribution”). SCC II distributed 1,036,424 Ordinary Shares, SCC PTRS II distributed 21,598 Ordinary Shares, SCC PF II distributed 166,444 Ordinary Shares and SC CV HOLD distributed 775,534 Ordinary Shares. In connection with the September 2013 Distribution, (a) Neil Nanpeng Shen received an aggregate of 143,386 Ordinary Shares, and (b) SCC UR, as a limited partner of SCC MGMT II, received an aggregate of 86,650 Ordinary Shares. On September 6, 2013, the closing price of the ADSs on the New York Stock Exchange was $43.80. Following the September 2013 Distribution, the aggregate number of Ordinary Shares beneficially owned by the Reporting Persons is 15,319,988.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is amended and restated in its entirety to read as follows:

The information set forth and/or incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference into this Item 5.

(a) The aggregate number of Ordinary Shares and the percentage of total outstanding Ordinary Shares beneficially owned by the Reporting Persons is set forth below. References to percentage ownerships of Ordinary Shares in this Statement are based upon 110,648,469 Ordinary Shares stated to be outstanding as of June 30, 2013 in Vipshop’s earnings release filed with the Securities and Exchange Commission on Form 6-K on August 15, 2013. The Reporting Persons may be deemed to beneficially own an aggregate of 15,319,988 Ordinary Shares, which constitutes approximately 13.8% of Vipshop’s Ordinary Shares, calculated in accordance with Rule 13d-3 under the Act. The filing of this Statement shall not be construed as an admission that a Reporting Person beneficially owns those shares held by any other Reporting Person.

SCC II beneficially owns 7,556,718 Ordinary Shares, which represents approximately 6.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PTRS II beneficially owns 157,466 Ordinary Shares, which represents approximately 0.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC PF II beneficially owns 1,213,566 Ordinary Shares, which represents approximately 1.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC MGMT II, as the general partner of each of SCC II, SCC PTRS II and SCC PF II, may be deemed to beneficially own an aggregate of 8,927,750 Ordinary Shares, which represents approximately 8.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SC CV HOLD beneficially owns 5,654,522 Ordinary Shares, which represents approximately 5.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE, as a parent company of SC CV HOLD, may be deemed to beneficially own 5,654,522 Ordinary Shares, which represents approximately 5.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE PTRS, as a parent company of SC CV HOLD, may be deemed to beneficially own 5,654,522 Ordinary Shares, which represents approximately 5.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE PF, as a parent company of SC CV HOLD, may be deemed to beneficially own 5,654,522 Ordinary Shares, which represents approximately 5.1% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC VENTURE MGMT, as the general partner of SCC VENTURE, SCC VENTURE PTRS and SCC VENTURE PF, may be deemed to beneficially own 5,932,162 Ordinary Shares, which represents approximately 5.4% of the outstanding Ordinary A Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC HOLD, as the general partner of each of SCC MGMT II and SCC VENTURE MGMT, may be deemed to beneficially own an aggregate of 14,859,912 Ordinary Shares, which represents approximately 13.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SNP, which is the parent company of SCC HOLD, may be deemed to beneficially own an aggregate of 14,859,912 Ordinary Shares, which represents approximately 13.4% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

SCC UR, as a limited partner of SCC MGMT II, may be deemed to beneficially own an aggregate of 173,300 Ordinary Shares, which represents approximately 0.2% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

Neil Nanpeng Shen, who wholly owns and is the sole director of each of SNP and SCC UR, may be deemed to beneficially own an aggregate of 15,319,988 Ordinary Shares, which represents approximately 13.8% of the outstanding Ordinary Shares calculated in accordance with the requirements of Rule 13d-3 under the Act.

By virtue of the relationship described herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5 under the Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the shares beneficially owned by members of the group as a whole. The filing of this Statement shall not be construed as an admission that the Reporting Persons beneficially own those shares held by another member of the group. In addition, each Reporting Person expressly disclaims beneficial ownership of any securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The number of Ordinary Shares as to which each of the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover pages hereof. The information set forth in Item 2 is hereby incorporated by reference into this Item 5(b).

(c) Except with respect to the disposal of Ordinary Shares by the Reporting Persons in the September 2013 Distribution as more fully described in Items 3 and 4, the Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit	Description

1	Joint Filing Agreement dated as of June 24, 2013, by and among SCC II, SCC PTRS II, SCC PF II, SCC MGMT II, SC CV HOLD, SC VENTURE, SC VENTURE PTRS, SC VENTURE PF, SC VENTURE MGMT, SCC HOLD, SNP, SCC UR and Neil Nanpeng Shen (incorporated by reference to Exhibit 1 to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons on June 24, 2013).

2	Amended and Restated Shareholders’ Agreement, dated as of April 11, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form F-1 of Vipshop, filed on February 17, 2012).

3	Share Subscription Agreement, dated as of January 24, 2011, by and among Vipshop, SCC II, SCC PTRS II, SCC PF II and certain other parties (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on April 9, 2012).

4	Share Subscription Agreement, dated as of April 11, 2011, by and among Vipshop, SC CV HOLD and certain other parties (incorporated by reference to Exhibit 4.5 to Amendment No. 1 to the Registration Statement on Form F-1 of Vipshop, filed on March 9, 2012).

5	Form of Underwriting Agreement (including a form of Lock-Up Agreement as Exhibit E thereto), by and among Vipshop, the selling shareholders named therein, Goldman Sachs (Asia) L.L.C., Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC (incorporated by reference to Exhibit 1.1 to Amendment No. 2 to the Registration Statement on Form F-1 of Vipshop, filed on March 11, 2013).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 10, 2013

SEQUOIA CAPITAL CHINA II, L.P. SEQUOIA CAPITAL CHINA PARTNERS FUND II, L.P. SEQUOIA CAPITAL CHINA PRINCIPALS FUND II, L.P.

By: Sequoia Capital China Management II, L.P.

A Cayman Islands exempted limited partnership,

General Partner of Each

By: SC China Holding Limited

A Cayman Islands limited liability company

Its General Partner

/s/ Wendy Kok Name: Wendy Kok
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA MANAGEMENT II, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok Name: Wendy Kok
Title: Authorized Signatory

SEQUOIA CAPITAL 2010 CV HOLDCO, LTD.

/s/ Wendy Kok Name: Wendy Kok
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA VENTURE 2010 FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PARTNERS FUND, L.P. SEQUOIA CAPITAL CHINA VENTURE 2010 PRINCIPALS FUND, L.P.

By: SC China Venture 2010 Management, L.P.,

A Cayman Islands exempted limited partnership

Its General Partner

By: SC China Holding Limited

A Cayman Islands limited liability company

General Partner of Each

/s/ Wendy Kok Name: Wendy Kok
Title: Authorized Signatory

SC CHINA VENTURE 2010 MANAGEMENT, L.P.

By: SC China Holding Limited A Cayman Islands limited liability company Its General Partner

/s/ Wendy Kok Name: Wendy Kok
Title: Authorized Signatory

SC CHINA HOLDING LIMITED

/s/ Neil Nanpeng Shen Name: Neil Nanpeng Shen
Title: Authorized Signatory

SNP CHINA ENTERPRISES LIMITED

/s/ Neil Nanpeng Shen Name: Neil Nanpeng Shen
Title: Authorized Signatory

SEQUOIA CAPITAL CHINA UR HOLDINGS LIMITED

/s/ Wendy Kok Name: Wendy Kok
Title: Authorized Signatory

NEIL NANPENG SHEN

/s/ Neil Nanpeng Shen Name: Neil Nanpeng Shen